Figure Technology Solutions, Inc.
100 West Liberty Street, Suite 600
Reno, Nevada 89501
September 8, 2025
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Madeleine Joy Matteo
James Lopez
Ben Phippen
Cara Lubi

Re:	Figure Technology Solutions, Inc.
Registration Statement on Form S-1 (Registration No. 333-289695)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-289695) (the “Registration Statement”), of Figure Technology Solutions, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Wednesday, September 10, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Adam Gelardi at (212) 906-1329.
We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Adam Gelardi of Latham & Watkins LLP at the number set forth above.
Thank you for your assistance in this matter.

Very truly yours,

Figure Technology Solutions, Inc.

By:	/s/ Michael Tannenbaum
Name:	Michael Tannenbaum
Title:	Chief Executive Officer

cc:	Macrina Kgil, Chief Financial Officer, Figure Technology Solutions, Inc.
Ronald Chillemi, Chief Legal Officer, Figure Technology Solutions, Inc.
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP
Adam J. Gelardi, Esq., Latham & Watkins LLP
Byron B. Rooney, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP